File No. 70-9437
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              GEORGIA POWER COMPANY
                        241 Ralph McGill Boulevard, N.E.
                           Atlanta, Georgia 30308-3374

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                Judy M. Anderson
                          Vice President and Secretary
                              Georgia Power Company
                        241 Ralph McGill Boulevard, N.E.
                           Atlanta, Georgia 30308-3374

                   (Names and addresses of agents for service)

         The Commission is requested to mail signed copies of all orders, notices and communications to:
                                 W. L. Westbrook
                            Financial Vice President
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

          Wayne T. Dahlke                                John McLanahan, Esq.
Power Delivery Senior Vice President                     Troutman Sanders LLP
       Georgia Power Company                          600 Peachtree Street, N.E.
  241 Ralph McGill Boulevard, N.E.                            Suite 5200
    Atlanta, Georgia 30308-3374                         Atlanta, Georgia 30308

                              INFORMATION REQUIRED


Item 1.      Description of Proposed Transactions.

             The entire second and third paragraphs of Item 1, Description of Proposed Transactions, which begins "Georgia Power proposes, pursuant to an Agreement of Exchange" and ends "1% of Georgia Power's substation facilities (based on original cost)" is hereby deleted, and in lieu thereof, the following is added:
             "Georgia Power proposes, pursuant to an Agreement of Exchange ("Exchange Agreement") with GTC, to convey to GTC all of Georgia Power's right, title and interest in and to the real and personal property comprising up to 30 of Georgia Power's distribution and transmission substation facilities which are listed on Schedule 1 attached hereto and by this reference incorporated herein (the "Georgia Power Substation Facilities"), in exchange for all of GTC's right, title and interest in and to the real and personal property comprising up to 4 of GTC's distribution and transmission substation facilities which are listed on
Schedule 2 attached hereto and by this reference incorporated herein (the "GTC Substation Facilities"). The estimated exchange value of the GTC Substation Facilities represents GTC's book cost1 of the GTC Substation Facilities, including land, incurred through the date of closing. The estimated exchange value of the Georgia Power Substation Facilities represents Georgia Power's book cost of the Georgia Power Substation Facilities, including land, incurred through the date of closing plus an additional amount in order to insure that Georgia Power does not incur any after-tax loss on the exchange. A payment to equalize the value of the Georgia Power Substation Facilities and the GTC Substation Facilities will be made by GTC to Georgia Power at the closing. This

--------
1 The term "book cost" as used in this U-1 means the accumulated historical cost of all property comprising the substation.

payment is expected to equal approximately 4.37 million dollars2. The difference between the net book value3 of the Georgia Power Substation Facilities and the net book value of the GTC Substation Facilities is approximately 1.73 million dollars. No market value studies have been performed for the Georgia Power Substation Facilities. Under the Revised and Restated Integrated Transmission System Agreement, dated as of November 12, 1990 (the "System Agreement"), between Georgia Power and GTC as assignee of Oglethorpe Power Corporation (An Electric Membership Corporation), the parties have the responsibility to maintain a pro rata investment level in integrated transmission system ("ITS") investments and pay carrying costs to a party carrying more than its pro rata share of ITS investment. Such determinations are made based on book value and therefore any transfers of assets between ITS participants are made at book value. The result is that the total ITS investment does not change and the effect on each party's pro rata share of the total investment is equal in magnitude.
             Currently, the Georgia Power Facilities primarily serve GTC's load and vice-versa. Under the System Agreement, the owner of ITS assets is responsible for the operation and maintenance of those assets. This exchange will realign Georgia Power and GTC's interests so that GTC is responsible for the operation and maintenance payments for facilities which principally serve GTC's load and Georgia Power is responsible for the operation and maintenance for facilities which principally serve Georgia Power's load. The 30 substations being disposed of by Georgia Power represent less than 1% of Georgia Power's total substation facilities (based on book cost)."



--------
2 Georgia Power book value                                        $6,175,237
- GTC book value                                                   2,366,406
------------------------------------------------------          ------------
Difference in book values                                         $3,808,831
+ Amount to ensure no after-tax loss to GPC                          560,000
------------------------------------------------------          ------------
Total Payment to Georgia Power                                    $4,368,831

3 The term "net book value" as used in this U-1 means the book cost less accumulated depreciation.

Item 4.      Regulatory Approval.

             After the single sentence in Item 4, Regulatory Approval, the following sentence is added:

"The Commission has granted similar authority for sales or exchanges of Georgia Power substations at book cost in Rel. Nos. 35-25207 and 20958."


Item 6.      Exhibits and Financial Statements.

             (a)  Exhibits

                  H - Form of Notice.




                                   SIGNATURES
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 15, 1999

                                   GEORGIA POWER COMPANY

                                   By:  /s/Wayne Boston
                                         Wayne Boston
                                      Assistant Secretary